UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549




                            FORM 11-K


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    [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
           THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 2002

                               or

    [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from           to

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                 Commission File Number 1-14768


                       NSTAR SAVINGS PLAN
                    (Full title of the plan)



                             NSTAR
  (Name of issuer of the securities held pursuant to the plan)



        800 Boylston Street, Boston, Massachusetts 02199
             (Address of principal executive office)




                       NSTAR SAVINGS PLAN
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                        TABLE OF CONTENTS

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                                                                      Page

     Report of Independent Auditors                                     3

     Financial Statements -

          Statements of Net Assets Available for Benefits -
             December 31, 2002 and 2001                                 4

          Statement of Changes in Net Assets Available for Benefits
             Plan Year Ended December 31, 2002                          5

     Notes to Financial Statements and Schedules                      6 - 13

     Schedule Supporting Financial Statements -

          Supplemental Schedule I:   Schedule H, Line 4i -
             Form 5500 - Schedule of Assets (Held at End of Year) -
             December 31, 2002                                         14

     Signature                                                         15


                         EXHIBIT INDEX

     Exhibit No. 23 - Consent of Independent Accountants

     Exhibit No. 99.1 - Certification Statement of Senior Vice-
        President - Human Resources of NSTAR pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     Exhibit No. 99.2 - Certification Statement of Chief Accounting
        Officer of NSTAR pursuant to Section 906 of the Sarbanes-
        Oxley Act of 2002

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                 REPORT OF INDEPENDENT AUDITORS


To the Retirement Plans Committee:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the NSTAR Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 25, 2003

                       NSTAR SAVINGS PLAN
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         Statements of Net Assets Available for Benefits
                         (in thousands)



                                                    December 31,
                                                  2002          2001

Assets
Investments, at fair value:
  Registered investment company shares      $  290,207    $  334,124
  NSTAR Common Share Fund                      163,548       171,120
  Fidelity Brokerage Link                       13,416        14,922
  Loans to participants                         13,620        12,964

    Total investments                          480,791       533,130

Other assets:
  Receivables -
    Employee contributions                         541           262
    Employer contributions                         181           165

      Total other assets                           722           427

Net assets available for benefits           $  481,513    $  533,557
                                            ==========    ==========






















The accompanying notes are an integral part of these financial statements.
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                       NSTAR SAVINGS PLAN

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    Statement of Changes in Net Assets Available for Benefits


                Plan year ended December 31, 2002
                         (in thousands)


Additions to net assets attributed to:

  Investment income
    Interest and dividends -
      Registered investment company shares                      $  5,712
      NSTAR Common Share Fund                                      7,506
      Interest on participant loans                                1,077
                                                                  14,295
  Contributions:
    Employee                                                      23,352
    Employer                                                       8,801
                                                                  32,153

        Total additions                                           46,448

Deductions from net assets attributed to:

  Net depreciation in fair value of mutual fund investments       56,856
  Benefits paid to participants or beneficiaries                  35,531
  Net depreciation in Fidelity Brokerage Link holdings             4,776
  Net depreciation in fair value of common stock                   1,312
  Administrative expenses                                             17

    Total deductions                                              98,492

        Net decrease in assets available for benefits            (52,044)

Net assets available for benefits:

  Beginning of year                                              533,557

  End of year                                                   $481,513
                                                                ========












The accompanying notes are in integral part of these financial statements.
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                       NSTAR SAVINGS PLAN

           Notes to Financial Statements and Schedules

A.  Description of the Plan

General

The following description of the NSTAR Savings Plan (the "Plan") provides only general information. Eligible employees'
("Participants") benefits under this Plan are determined in accordance with the Plan document. Features of the Plan are described below.

The Plan is administered by the Retirement Plans Committee ("Committee") of NSTAR, which is empowered to decide questions of eligibility and make other interpretations under the Plan in its discretion, and in general to administer the Plan. The fiduciaries with respect to the Plan are NSTAR, the Executive Personnel Committee of the Board of Trustees of NSTAR, the Pension Management Committee, the Committee, and the Trustee as defined below. NSTAR (or the "Company") has the sole responsibility for determining who has the power to amend and terminate the Plan and certain other duties. Members of the Executive Personnel Committee select investment funds, appoint investment managers and generally establish policies, including funding and investment policies, for the Plan. The Pension Management Committee has the responsibility to monitor the performance and operations of the Trustee and any investment manager, to implement funding and investment policies established by the Executive Personnel Committee and to advise that Committee.

The Plan investments are held in trust by Fidelity Management Trust Company ("Fidelity"), the Plan's Trustee and record keeper. The Trustee retains the Plan assets, provides records of Plan activity and makes distributions as instructed by the Committee or its designee. The Executive Personnel Committee, the Plan sponsor, has the responsibility to appoint and remove the Plan Trustee.

NSTAR is an energy delivery company serving approximately 1.4 million customers in Massachusetts including approximately 1.1 million electric customers in 81 communities and 300,000 gas customers in 51 communities. Common Shares of NSTAR are listed on the New York and Boston stock exchanges under the trading symbol of NST.

Effective January 1, 2000, the current Plan name was adopted following a corporate merger in August 1999 and replaced the former Boston Edison Savings Plan that was established in 1986. The Plan provides retirement benefits for participating eligible employees through a program of salary-reduction contributions and limited matching employer contributions. The Plan has been amended from time to time. The Plan is a defined contribution plan subject to the rules and regulations of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is qualified under section 401(a) of the Internal Revenue Code (the "Code") and utilizes the special federal income tax deferral features of section 401(k) of the Code.

As further discussed in this report, the Plan was amended, effective April 1, 2001, to allow Participants the ability to reallocate their investments in the NSTAR Common Share Fund to other investment options. Effective January 1, 2002, as a result of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"), the Plan was further amended to allow for increased maximum annual pre-tax contributions and additional "catch-up" pre-tax contributions for Participants age 50 or older, acceptance of other types of "roll-over" pre-tax funds from other plans, shortened suspension period after hardship distributions and the option of Participants reinvesting NSTAR common share dividends allocated to the NSTAR Common Share Fund or receiving the distribution of those dividends in cash, or both.

Participation

Active NSTAR employees who are full-time or part-time who are regularly scheduled to work at least twenty hours per week, are eligible to participate in the Plan.

Contribution Policy

Effective January 1, 2002, Participants in the Plan may contribute from 1% to 50% of their compensation on a pretax basis, up to the annual Internal Revenue Service ("IRS") limit of $11,000 in 2002. For the 2001 Plan year, the maximum amount was 17%, up to the IRS limit of $10,500. This limit will increase by $1,000 each year beyond 2002 until it reaches $15,000 in 2006. After 2006, the maximum amount will be adjusted for inflation in $500 increments. Participants can change contributions at any time. The employer matching contribution feature of the Plan is equal to 50% up to the first 8% of a Participant's eligible compensation, or other employer matching contribution schedule in accordance with a collective bargaining agreement, invested through payroll deductions directed into the Plan. Effective January 1, 2003, the employer matching contribution feature of the Plan for all Participants is equal to 50% up to the first 8% of a Participant's eligible compensation. The matching funds are immediately invested in the NSTAR Common Share Fund and there are no restrictions on Participants transferring these funds to other Plan investments.

Pursuant to the EGTRRA, effective April 1, 2002, Participants are able to elect pre-tax "catch-up" contributions to the Plan. Catch-up contributions are additional pre-tax contributions for Participants who are at least age 50 or older during the plan year and are contributing the maximum IRS limit ($11,000 for deferral in 2002) or the Plan's pre-tax contribution limit (50% of eligible compensation in 2002). In 2002, the maximum annual pre-tax catch-up contribution was $1,000. The catch-up contribution will increase to $2,000 in 2003, $3,000 in 2004, $4,000 in 2005, and $5,000 in 2006. After 2006, the catch-up contribution will be adjusted for inflation in $500 increments.

Participants are permitted by the EGTRRA to "roll-over" eligible pre-tax contributions from other employer sponsored plans such as 401(a) and 401(k) plans, governmental 457(b) plans, and from Conduit and Non-Conduit IRAs to the Plan.

Investment Options

The Plan offers twelve investment options: eight Fidelity-managed investment funds (Asset Manager, Magellan, Retirement Government Money Market, Spartan U.S. Equity Index, Intermediate Bond, International Growth and Income, Growth Company and Mid-Cap Stock), the Morgan Stanley Institutional Fund, Inc. - Small Company Growth Portfolio - Class B ("the MSI Fund"), the Vanguard Fiduciary Trust Company's Windsor II (a growth and income mutual fund), Fidelity Brokerage Link and the NSTAR Common Share Fund. Fidelity Brokerage Link is a self-directed brokerage account through which Participants are able to invest in a variety of securities, including stock, bonds, mutual funds and certificates of deposit. Participant contributions and investment earnings remain available for Participant direction.
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Investments at fair value are summarized below:
(in thousands)                                    December 31,
                                               2002           2001
Registered Investment Companies:
  Fidelity Asset Manager Fund*             $ 52,773       $ 58,190
  Fidelity Magellan Fund*                    61,933         78,401
  Fidelity Retirement Government
    Money Market Portfolio*                  46,482         43,710
  Fidelity Spartan U.S. Equity Index Fund    18,082         22,397
  Vanguard Windsor II Fund*                  61,388         77,144
  Other registered investment companies*     49,549         54,282
Total registered investment companies       290,207        334,124

Fidelity Brokerage Link                      13,416         14,922

NSTAR Common Share Fund (a)*                163,548        171,120

Participant loans receivable                 13,620         12,964
     Total investments (b)                 $480,791       $533,130
                                           ========       ========

 *  Investments representing more than 5% of Plan assets.
(a) Fund was partially non-participant directed in 2001.
(b) All investments listed above represent parties-in-interest to the Plan, except the Vanguard Windsor II Fund and the MSI Fund included in other registered investment companies.
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Participants' Accounts

Each Participant account is credited with its contribution and an allocation of Plan earnings (based on the Participant's account balance). The Company matching contribution is invested in the NSTAR Common Share Fund that a Participant may transfer to any of the Plan's other investment options.

Vesting

Participants are fully vested at all times in the entire balance of their own contributions to the Plan and are immediately vested in the Company match.

Receiving Payments from the Plan

Participants may be eligible to take a withdrawal from the Plan depending on the assets in their Member Account, Rollover Account, Company Account and Pay Deferral Account and their particular circumstances. While an active employee at NSTAR, withdrawals from accounts are restricted by the IRS due to the Plan's tax advantages.

Upon termination of employment, Participant account balances may be paid in a lump-sum or payment may be deferred until age seventy and one-half.

In addition, effective January 1, 2002, Participants have the option of receiving the NSTAR Common Share Fund dividends paid on NSTAR Common Shares in cash, reinvesting them in the NSTAR Common Share Fund, or a combination of the two. The accumulated dividends of those Participants who elect to receive cash are invested in the Fidelity Retirement Money Market Portfolio prior to receiving an annual distribution by March 31 following the year in which the dividends are credited to their account. Earnings on these dividends are automatically reinvested in the NSTAR Common Share Fund on an annual basis when the dividends are distributed. Dividends received in cash are taxable to the Participant as ordinary income in the year in which they are received. Dividends are paid to the Plan four times a year on February 1, May 1, August 1, and November 1.

Plan Termination

The Plan was established with the intent of continuing it indefinitely. The Executive Personnel Committee reserves the right to terminate, suspend, withdraw, amend or modify the Plan in whole or in part for any reason at any time subject to applicable laws. If the Plan is terminated or there is a complete discontinuance of contributions, Participants will continue to be fully vested in their account balances. Distributions will be made upon Plan termination to the extent consistent with continued qualification of the Plan under the Code of 1986, as amended. The Code places restrictions on plan termination distributions in the case of a plan such as the Plan, if the employer continues to maintain another similar plan.

Because Participant benefits depend solely on the amount in individual accounts, the Plan is not insured by the Pension
Benefit Guaranty Corporation under Title IV of ERISA.

Participant Loans

Participants in the Plan may obtain a loan from the balance in their account. The loan may not be less than $1,000 nor exceed the lesser of $50,000 or 50% of the market value of the Participant's account. A Participant is permitted a maximum of two outstanding loans at any one time. Loans must be repaid to the Participant's account over a period not to exceed five years (unless the loan is for the purchase of a principal residence, in which case the repayment period cannot exceed thirty years) via payroll deductions. New loans are reflected as transfers out of the investment funds and both the principal and interest on the loan are repaid to the borrower's investment funds. Interest rates ranged from 4.75% to 10.5% and 6% to 10.5% at December 31, 2002 and 2001, respectively.

B.  Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Plan's financial statements have been prepared under the accrual method of accounting and in accordance with the rules and regulations of ERISA. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the accompanying Statement of Net Assets Available for Benefits and the accompanying Statement of Changes in Net Assets Available for Benefits.

Investments Valuation

Plan investments held by Fidelity, Vanguard and Morgan Stanley are stated at fair value. Fair value of shares of registered investment companies represent the net asset value of such shares as of the close of business at the end of the period. Fair value of NSTAR common shares are based on the last quoted market price as of the close of business at period end. Fair values of the Fidelity Brokerage Link assets, which consist primarily of registered investment companies, are determined using the methods stated above. Participant loans are valued at cost plus interest that approximates fair value.

Income Recognition

Income of the NSTAR Common Share Fund consists primarily of dividends on its common shares. The allocation of each Plan investment fund's earnings to a Participant's account is based on the percentage of the Participant's units in the fund's Plan investment and is allocated daily. Capital gain distributions are included in dividend income. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

Net Depreciation in the Fair Value of Investments

Gains and losses are realized upon distributions (including withdrawals) to Participants and the transfer of all or a portion of a Participant's account between investment choices. The Plan presents in the accompanying Statement of Changes in Net Assets Available for Benefits, the net depreciation in the fair value of its investments that consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Salary reduction contributions made on behalf of Participants and matching Company contributions are recorded in the period payroll deductions are made from Participants. Contributions receivable at December 31, 2002 and 2001 represent amounts withheld from Participants and the corresponding matching Company contributions subsequently deposited to the Plan in the following month.

Distributions and Withdrawals

Distributions and withdrawal payments are recorded when paid.

Transfers Between Investment Choices

Plan Participants may, with certain limitations, elect to transfer their elective contribution account balances from any investment option or options to any of the other options offered by the Plan on a daily basis.

C.  NSTAR Common Share Fund
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Information about the significant components of the change in net assets relating to the NSTAR Common Share Fund for the year ended
December 31, 2002 is as follows:
   (in thousands)

   Fair Value, beginning of year                   $ 171,120
   Changes in Net Assets -
     Interest and dividends            $  7,880
     Contributions                       11,944
     Net depreciation in fair value      (1,312)
     Benefits paid to Participants       (9,617)
     Loans to Participants               (4,228)
     Interfund transfers                (12,239)      (7,572)
   Fair Value, end of year                         $ 163,548
                                                   =========
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D.  Expenses

Brokerage fees, commissions, stock transfer taxes and other expenses in connection with the purchase, sale or distribution of securities for each fund may be charged to such fund. Any expense of litigation may be paid by the Plan Trustee and charged to the Trust Fund or to the investment fund or funds to which the litigation relates. Expenses and charges incurred in the administration of the Plan are generally paid by the Company. There is no cost to initiate a loan.

E.  Related Party Transactions

Certain Plan investments, as shares of mutual funds, and Participant Plan loans are managed by an affiliate of Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest as that term is defined in section 3(14) of ERISA. Also included in the Plan's investments are Common Shares of NSTAR, the Plan's sponsor, which also qualify as party-in-interest transactions.

F.  Reconciliation of Financial Statements to the Form 5500
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The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form
5500 at December 31, 2002 and 2001:
 (in thousands)                                2002              2001
 Net assets available for benefits per the
   accompanying financial statements       $481,513          $533,557

 Less:  Contributions receivable                722               427

 Net assets available for benefits
   per the Form 5500                       $480,791          $533,130
                                           ========          ========
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The following is a reconciliation of contributions received per the accompanying financial statements to the Form 5500 for the year ended December 31, 2002:
 (in thousands)                                           2002


 Contributions per these financial statements         $ 32,153

 Add:   Contributions receivable at the
        beginning of the year                              427
 Less:  Contributions receivable at the end
        of the year                                        722

 Contributions per the Form 5500                      $ 31,858
                                                      ========

Contributions are recorded on the Form 5500 when received by the Trustee.
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G.  Tax Status

The Internal Revenue Service has determined and informed management by a letter dated May 15, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan administrator and tax counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the accompanying Plan's financial statements.

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                                          Supplemental Schedule I
                                          Employer Identification
                                               Number: 04-3466300
                                               Plan Number: 52709
                       NSTAR SAVINGS PLAN

            Schedule of Assets (Held at End of Year)
             (in thousands, except for units/shares)

                 Schedule H, Line 4i - Form 5500
                        December 31, 2002
                                                                   Current
Name of Issuer and Title of Issue              Units/Shares          Value
Fidelity Mutual Funds*:
  Asset Manager Fund                                  3,824      $  52,773
  Magellan Fund                                         784         61,933
  Retirement Government Money Market Portfolio       46,482         46,482
  Retirement Money Market Portfolio                     220            220
  Spartan U.S. Equity Index Fund                        580         18,082
  Intermediate Bond Fund                              1,355         14,537
  International Growth and Income Fund                  617         10,377
  Growth Company Fund                                   245          8,695
  Mid-Cap Stock Fund                                    535          8,707
    Total Fidelity Mutual Funds                                    221,806

Vanguard Windsor II Fund                              2,951         61,388

Morgan Stanley Institutional Fund, Inc. -
Small Corporate Growth Portfolio - Class B              966          7,013

Fidelity Brokerage Link*:
  Limited Partnerships -
    Kinder Morgan Energy Partnership, L.P.              300             11

  Stock Options -
    Computer Associates International Jan 5 call         30             29
    NASDAQ 100 Trust Jan 27 call                         50              9
    NASDAQ 100 Trust Jan 30 call                         50             10
  Other Fidelity Brokerage Link holdings             12,986         13,357
                                                                    13,416

NSTAR Common Share Fund*                             13,791        163,548
Participant Loans*
  Rate of interest 4.75% to 10.5%                                   13,620
Total                                                            $ 480,791
                                                                 =========
* Represent parties-in-interest to the Plan

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                            SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plans Committee of the NSTAR Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

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                                NSTAR Savings Plan




Date:  June 25, 2003       /s/ Timothy R. Manning
                           Timothy R. Manning
                           Senior Vice President - Human Resources
                           and Chair of the Retirement Plans
                           Committee on behalf of the NSTAR
                           Retirement Plans Committee

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